STATEMENT OF FINANCIAL CONDITION

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)
December 31, 2023
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-44903

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TFS Derivatives LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32 Old Slip- 28th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Gangi	(212) 791 - 6035	John.Gangi@Tradition.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY LLP
(Name – if individual, state last, first, and middle name)

1185 Avenue of the Americas, 38 Floor	New York	NY	10038-2603
(Address)	(City)	(State)	(Zip Code)

7/1/2004	1195
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, John Gangi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TFS Derivatives LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JACQUELINE A LOTZE
Notary Public - State of New York
NO. 01LO0011317
Qualified in Richmond County
My Commission Expires Jul 17, 2027

Jacqueline A. Lotze
2/27/2024

Notary Public

Signature: [signature]

Title:
Financial & Operations Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2023

Contents

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of TFS Derivatives LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TFS Derivatives LLC (the “Company”) as of December 31, 2023, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP

We have served as TFS Derivatives LLC’s auditor since 2018.

Albany, New York
February 27, 2024


TFS Derivatives LLC

(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2023


Assets

Cash and cash equivalents	$	273,539
Short-term investments		2,607,439
Prepaid expense		7,246
Total assets	$	2,888,224

Liabilities and Member's Capital

Liabilities:

Due to Parent	2,900
Total liabilities	2,900

Member's Capital		2,885,324
Total liabilities and Member's Capital	$	2,888,224

The accompanying notes are an integral part of the statement of financial condition.

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2023

1. Organization and Description of Business

TFS Derivatives LLC (the "Company or TFSD"), is a Delaware limited liability corporation and a wholly-owned subsidiary of Tradition America Holdings, Inc. (the "Parent" or "TAH"), which, in turn, is a wholly-owned subsidiary of Tradition Service Holding S.A. ("TSH"), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition ("CFT"), a company also organized in Switzerland.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

2. Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") as set forth by the Financial Accounting Standards Board.

The following paragraphs describe our significant accounting policies.

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition and the accompanying notes are reasonable; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all money market funds, which maintain a net asset value of $1.00, and short-term, highly liquid investments that are readily convertible into cash and have original maturity dates of under three months to be cash equivalents. At December 31, 2023, the Company had $273,539 of cash and cash equivalents.

Short Term Investments

The Company has fixed income securities issued by the U.S. government, commonly referred to as Treasury Bills. Upon reaching maturity, the Company receives their capital back plus interest. The interest rate is fixed in advance and does not change during the term. Treasury Bills are considered both low risk and short term investments. These treasury obligations will reach maturity within twelve months. On December 31, 2023, the Company had $2,607,439 of financial short-term investments at fair value.

Fair Value

ASC 820, *Fair Value Measurements* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy.

Income Taxes

The Company is treated as a single-member limited liability company disregarded for U.S. federal income tax purposes. No income tax provision has been made in the accompanying statement of financial condition since the Company is not subject to United States federal, state, or local income taxes

Under ASC 740, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"),* the Company is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate statement of financial condition.

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2023

2. Significant Accounting Policies (continued)

Going Concern

ASC 205-40, *Presentation of Financial Statements - Going Concern Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern* requires management to explicitly evaluate for each reporting period whether there are conditions or events that raise substantial doubt about an entity's ability to continue as a going concern and provide related footnote disclosure in certain circumstances. At December 31, 2023 no conditions existed that would raise substantial doubt about the Company's ability to continue as a going concern.

Credit Losses

ASC 326, *Financial Instruments- Credit Losses,* applies to any entity with short-term financial instruments. ASC 326 replaces the current incurred loss model with an expected loss model, requiring consideration of a broader range of information to estimate expected credit losses over the lifetime of the asset.

For the year ended December 31, 2023, the Company did not have any credit losses.

3. Related-Party Transactions

The Parent pays substantially all direct costs of the Company and allocates expenses based on estimates or actual costs incurred. Included in due to Parent on the statement of financial condition is $2,900 in connection with this arrangement. The amounts due are non-interest bearing and due on demand.

For the year ended December 31, 2023, the Company did not have any subordinated debt.

4. Regulatory Requirements

The Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") or the CFTC's Regulation 1.17 ("Regulation 1.17"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement.

4. Regulatory Requirements (continued)

In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. Rule 15c3-1 requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness. The Company is subject to a minimum net capital requirement of $45,000 under Regulation 1.17.

At December 31, 2023, the Company had net capital of $2,844,550 which was $2,799,550 in excess of its required net capital of $45,000 under Regulation 1.17. The Company's percentage of aggregate indebtedness to net capital was approximately 0% at December 31, 2023.

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

5. Concentration of Credit Risk

At December 31, 2023, the Company's cash was held at one major financial institution. The aggregate balance of all accounts held by the financial institution is insured up to $250,000 by the Federal Deposit Insurance Corporation, making approximately $24,000 uninsured.

6. Fair Value of Financial Instruments

The Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements).

This guidance provides three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active; and

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2023

6. Fair Value of Financial Instruments (continued)

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company discloses amounts and reasons for transfers in and out of Level 1 and Level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3, and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in Level 3 fair value measurements.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company.

The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value at December 31, 2023.

	Level 1	Level 2	Level 3	Total
Money market funds	$ 264,058	$ –	$ –	$ 264,058
U.S. Treasuries	2,607,439	–	–	2,607,439
Total financial assets at fair value	$ 2,871,497	$ –	$ –	$ 2,871,497

There were no transfers between Level 1 and Level 2 measurements during the year ended December 31, 2023. There were no financial assets or liabilities in Level 2 or Level 3 as of December 31, 2023, for the year then ended.

7. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was issued and has noted no significant events since the date of the statement of financial condition.